Exhibit 99.1

IM Cannabis Announces Board Changes and Strategic Decision to Identify Additional
Business Opportunities

TORONTO and GLIL YAM, Israel, September 16, 2025 - IM Cannabis Corp. (“IMC” or the “Company”) (Nasdaq: IMCC), a leading medical cannabis company with operations in Israel and Germany, today announced the following changes to its Board of Directors (the “Board”).

Effective September 15, 2025, Messrs. Shmulik Arbel and Brian Schinderle have resigned from the Company’s Board, Audit Committee and Compensation Committee, as applicable.

The Board has appointed Messrs. Asaf Yitzhaik and Eli Zamir to the Board and as members of the Audit Committee, effective immediately, to fill in the vacancies created by the foregoing resignations. In addition, Mr. Zamir has been appointed as a member of the Compensation Committee to replace Mr. Schinderle.

Mr. Yitzhaik is a seasoned businessman with over three decades of experience in retail and real estate. He is the owner of ASI Glasses, a long-established optics and optometry business in Israel, and has extensive real estate holdings in Israel and abroad. Mr. Yitzhaik also serves as a director of several publicly traded companies, including Gix Internet Ltd. (TASE: GIX), Rani Zim Shopping Centers Ltd. (TASE: RANI), Save Foods, Inc. (Nasdaq: SVFD), Plentify Ltd. (CSE: PLNT), Polyrizon Ltd. (Nasdaq: POLY), and Clearmind Medicine Inc. (Nasdaq: CMND).

Mr. Zamir brings extensive expertise in finance, capital markets, and public company governance. He has served as CEO of an underwriting firm, CFO of a public real estate company, and raised significant institutional capital for private equity funds and public offerings. Mr. Zamir has also held directorships at leading companies including Formula Systems, Synopsys Israel, AI Conversation Systems, and NewMed Energy. He currently serves as the CEO of Jeff’s Brands Ltd. (Nasdaq: JFBR) and continues to advise and lead M&A and financing activities in the renewable energy sector in Europe.

The Board has also appointed Mr. Oz Adler, a director of the Company, as the new Chairman of the Board, replacing Mr. Oren Shuster, who will continue to serve as the Company’s Chief Executive Officer and a director.

Oren Shuster, Chief Executive Officer of IMC, said: “on behalf of the Company, I wish to thank Messrs. Arbel and Schinderle for their valuable contributions during their tenure on the Board and its committees. We also welcome Messrs. Yitzhaik and Zamir to the Board and look forward to working with them as we continue to advance IMC’s strategy.”

As part of its ongoing strategic review, the Company has also made a decision to explore the introduction of additional business activities, with the goal of enhancing long-term growth opportunities and creating further shareholder value.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has focused its resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its subsidiaries, which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the Company advancing its strategy; the Company exploring additional business activities; the Company’s goal of enhancing long-term growth opportunities and creating further shareholder value; and the Company amplifying its commercial and brand power.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfill the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi front war Israel is facing; its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the Company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company's inability to take advantage of the legalization of medicinal cannabis in Germany; the Company being unable to advance its strategy; the Company not exploring additional business activities; the Company being unable to meet its goal of enhancing long-term growth opportunities and/or creating further shareholder value; and the Company being unable to amplify its commercial and/or brand power. Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report dated March 31, 2025, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com